UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2008

Commission File Number 333-78481

Great Panther Resources Limited

(Translation of registrant's name into English)

Suite 2100, 1177 West Hastings Street, Vancouver, British Columbia, V6E 2K3, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or

Form 40-F.	Form 20-F ☒ Form 40-F [	]

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ☐

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Great Panther Resources Limited Suite 2100, 1177 West Hastings Street Vancouver, B.C. V6E 2K3 Telephone: (604) 608 1766 Fax (604) 608 1744 TSX: GPR SEC 20-F Statement Filed; Standard & Poor’s Listed

February 19, 2008	For Immediate Release

NEWS RELEASE

GREAT PANTHER EXTENDS SILVER-GOLD-LEAD-ZINC VEINS AT THE TOPIA MINE

GREAT PANTHER RESOURCES LIMITED (TSX: GPR) is pleased to announce that ongoing drilling from surface and underground at the Company’s 100% owned Topia Mine in Durango, Mexico continues to extend high grade silver, gold, lead and zinc mineralization along strike and to depth on several of the veins that are currently being mined.

Surface drilling throughout the last two quarters of 2007 tested the down-dip and strike extensions of six veins. Highlights include down dip drilling on the Cantarranas vein, in hole ST07-061, which intersected 1,950g/t silver, 1.7g/t gold, 2.7% lead, and 3.01% zinc over 0.35 metres; and the strike extension of the Madre vein, in hole ST07-044, which intersected 502g/t silver, 3.78g/t gold, 3.91% lead, and 5.47% zinc over 0.40 metres.

Underground drilling in the 4th quarter of 2007 focused on the re-discovered Don Benito vein and was highlighted by an intersection of 749g/t silver, 5.67g/t gold, 3.71% lead and 4.96% zinc over 1.27 metres, in hole UT07-011, including a higher grade portion of 1,400g/t silver, 6.84g/t gold, 4.54% lead and 3.43% zinc over 0.55 metres. Holes UT07-010 to 013 (results compiled in table below) were all drilled from the same site along the Dos Amigos ramp area at approximately the 1500 level in a fan section, and intersected both the La Dura and the Don Benito veins (see maps on the company website at www.greatpanther.com). (Note: Mine levels are named according to their elevation above mean sea level and the town of Topia sits at an elevation of 1650 metres, such that most mine levels are accessed via adits from the sides of the mountains).

Highlights of recent underground drilling:

Drill Hole	From (m)	To (m)	Width (m)	True Width (m)	Vein	Ag g/t	Au g/t	Pb %	Zn %

UT07-010	9.80	9.95	0.15	0.15	La Dura	97	2.75	1.94	8.05
	13.60	13.75	0.15	0.15	La Dura	406	2.19	11.5	28.6
	67.03	67.90	0.87	0.83	Don Benito	35	1.39	0.12	0.81

UT07-011	34.32	35.59	1.27	1.04	Don Benito	749	5.67	3.71	4.96
including	35.04	35.59	0.55	0.45	Don Benito	1,400	6.84	4.54	3.43

UT07-012	6.70	7.07	0.37	0.21	La Dura	270	1.63	6.70	7.46
	46.77	47.43	0.66	0.38	Don Benito	222	2.80	1.14	2.04

UT07-013	9.87	10.02	0.15	0.09	La Dura	175	1.48	4.08	8.42
	39.60	39.95	0.35	0.20	Don Benito	769	10.10	6.65	4.25

Underground development on the Don Benito vein, accessed from La Dura level 1585, has opened 70 metres of continuous vein. Development to the east along 40 metres of strike returned 276g/t silver, 0.39g/t gold, 4.32% lead, and 2.69% zinc with an average width of 0.61 metres. Development to the west along 28 metres of strike returned 105g/t silver, 0.82g/t gold, 0.84% lead, and 2.48% zinc over an average width of 0.49 metres. Development along the vein is continuing.

From a review of historic maps, and re-mapping of old workings, the Don Benito vein is open from the 1585 level upward to at least the 1700 level and, considering the recent underground drilling along Don Benito from the 1500 level, it is open downwards to at least the 1450 level. This implies a vertical extent of at least 250 metres. The known strike extent of Don Benito is approximately 300-350 metres. Underground drilling is continuing on the 1500 level, and this month several surface drill holes will test the Don Benito vein between the 1585 and 1700 levels.

Underground development and exploitation is presently taking place on eight mineralized vein structures on the Topia Mine property. This includes initial development along the Don Benito vein, continued development along the Recompensa, Argentina, Madre, Cantarranas, La Dura, and Animas veins and commencement of development along the San Gregorio vein.

Surface drilling during the second half of 2007 tested the dip and strike extent of the Madre, La Dura, Animas, Cantarranas, and Oliva veins. During 2007 a total of 33 surface holes were completed totaling 7,422 metres. All of the surface and underground holes presented herein will be included in the new resource report being prepared by Wardrop Engineering and expected in March.

In the eastern portion of the Perla area, on the Madre vein, five surface holes were completed to test the dip and strike extension of mineralization towards the Carrizo fault. Drill hole ST07-044 intersected 502g/t silver, 3.78g/t gold, 3.91% lead, and 5.47% zinc over 0.40 metres, while ST07-040 intersected 149g/t silver, 5.08g/t gold, 2.6% lead and 0.8% zinc over 0.6 metres. The deeper holes, ST07-045 to 047, intersected the Madre vein but with modest gold and lower silver, lead and zinc values.

The down dip extension of the Cantarranas vein was tested in the Jicara area. Two holes were drilled with ST07-061 intersecting 1,950g/t silver, 1.7g/t gold, 2.7% lead, and 3.01% zinc over 0.35 metres, while the more easterly ST07-062 intersected an old stope. Further drilling is planned for 2008 as access is facilitated by the use of a short ramp from existing infrastructure.

Three holes were drilled to test the down dip extension of the La Dura vein below the 1585 level. The drill holes reflect the grade of the underground development in this area, with the best results from ST07-042, which returned 307g/t silver, 1.88g/t gold, 0.13% lead, and 0.48% zinc over 0.3 metres.

Further west along the La Dura vein, in the Dos Amigos area, holes ST07-056 & 057 intersected the La Dura vein at about the 1400 level, and also discovered a new vein named the La Dura Alta. The best results are from ST07-057 where the La Dura Alta vein returned 1,040g/t silver, 2.27g/t gold, 0.3% lead, and 0.5% zinc over 0.2 metres, and the La Dura vein returned 39g/t silver, 5.25g/t gold, 0.3% lead, and 0.35% zinc over 0.35 metres. Underground development and exploitation in this area is ongoing from the 1420 level and 1500 level ramp.

Both the surface and underground drilling in the western part of the Topia District continue to demonstrate higher gold grades in addition to silver, lead and zinc. Given the typically narrow veins at Topia, the higher gold content makes a significant contribution to the value of the mineralization.

Highlights of the recent surface drilling are summarized in the table below and a plan map of veins and mine areas can be found on the Company website. Presently the surface drilling is testing both the Santa Cruz and Argentina veins in the northern part of the district and underground development is also continuing in this area. Following this, the surface drill will test the Cantarranas vein in the Jicara area, following up on ST07-061, and will further test the Don Benito vein. Results of this drilling will be reported when assay data is compiled.

Highlights of recent surface drilling:

Drill Hole	From (m)	To (m)	Width (m)	True Width (m)	Vein	Ag g/t	Au g/t	Pb %	Zn %

ST07-040	80.60	81.20	0.60	0.20	Madre	149	5.08	2.60	0.80

ST07-042	154.50	154.80	0.30	0.17	La Dura	307	1.88	0.13	0.48

ST07-043	166.50	168.12	1.62	0.92	La Dura	179	1.12	0.13	0.12
including	167.68	168.12	0.44	0.25	La Dura	371	0.55	0.06	0.02

ST07-044	182.45	182.85	0.40	0.26	Madre	502	3.78	3.91	5.47

ST07-047	182.50	183.51	1.01	0.20	Madre	22	3.93	0.14	1.10

ST07-050	67.68	68.03	0.35	0.20	Animas	114	2.58	0.40	0.74

ST07-056	82.00	82.20	0.20	0.16	La Dura Alta	111	2.79	0.30	0.50

ST07-057	105.10	105.30	0.20	0.14	La Dura Alta	1,040	2.27	0.30	0.50
	204.85	205.20	0.35	0.25	La Dura	39	5.25	0.30	0.35

ST07-059	366.07	367.10	1.03	0.84	Cantarranas	118	1.14	0.07	0.23

ST07-061	202.45	202.80	0.35	0.18	Catarranas	1,950	1.70	2.70	3.01

Both the surface and underground drilling have been contracted to BDW Drilling of Guadalajara, Mexico. Analysis of the aforementioned drill core was performed by SGS Minerals Services, in their Durango, Mexico facilities.  The Company’s QA/QC program includes the regular insertion of blanks, duplicates and standards into the sample shipments. Aspects of the Topia Mine relating to mining and metallurgy are overseen by Charles Brown, Chief Operating Officer for Great Panther and its wholly owned Mexican subsidiary, Minera Mexicana El Rosario, S.A. de C.V. (MMR). Robert F. Brown, P.Eng. and Vice-President of Exploration for Great Panther and MMR is designated as the Qualified Person for the Topia Mine Project under the meaning of NI 43-101, and has reviewed this news release.

For further information please contact Brad Aelicks or Don Mosher at telephone 604 685 6465, fax 604 899 4303 or e-mail info@greatpanther.com.

ON BEHALF OF THE BOARD

"Robert A. Archer"

Robert A. Archer, President & CEO

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of the Securities Act (Ontario) (together, “forward-looking statements”). Such forward-looking statements may include but are not limited to the Company’s plans for production at its Guanajuato and Topia Mines in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties, the availability of adequate financing and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company’s operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2006 and reports on Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov and Material Change Reports filed with the Canadian Securities Administrators and available at www.sedar.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GREAT PANTHER RESOURCES LIMITED

/s/ Kaare G. Foy

Kaare G. Foy

Executive Chairman

Date: February 20, 2008